Exhibit 4.11

DESCRIPTION OF CAPITAL STOCK

As of February 27, 2020, Gray Television, Inc. (the “Company”) has two classes of voting securities, our Class A common stock, no par value per share (“Class A Common Stock”), and our common stock, no par value per share (“Common Stock”), registered under Section 12 of the Securities Exchange Act of 1934, as amended. Our authorized capital stock consists of 25,000,000 shares of Class A Common Stock, 200,000,000 shares of Common Stock, and 20,000,000 shares of “blank check” preferred stock for which our board of directors (our “Board”) has the authority to determine the rights, powers, limitations and restrictions, all as set forth more fully below.

The following description of our capital stock is a summary. This summary is subject to the Georgia Business Corporation Code and the complete text of the Company’s Restated Articles of Incorporation (as subsequently supplemented and amended, the “Articles of Incorporation”) and amended bylaws (the “Bylaws”), which are filed as exhibits 3.1 and 3.3, respectively, to our Annual Report on Form 10-K. We encourage you to read that law and those documents carefully.

Common Stock and Class A Common Stock

Rights Generally; Voting Rights

The rights of our Common Stock and Class A Common Stock are identical, except that our Class A Common Stock entitles the holder to ten votes on all matters on which shareholders are permitted to vote and our Common Stock entitles the holder to one vote on all matters on which shareholders are permitted to vote. Under our Bylaws, a majority of the shares outstanding and entitled to vote constitute a quorum at a meeting of shareholders. Under our Articles of Incorporation and Bylaws, unless otherwise required by Georgia law, action by our shareholders is taken by the affirmative vote of the holders of a majority of votes cast, except for elections of directors, which are determined by a plurality of the votes cast, at a meeting of the shareholders at which a quorum is present. Holders of Common Stock and Class A Common Stock may not cumulate their votes in the election of directors.

Dividends and Liquidation

The holders of Common Stock and Class A Common Stock are entitled to dividends when and as may be declared by our Board out of funds legally available therefore and, upon liquidation, to a pro rata share in any distribution to shareholders. As discussed below, holders of the outstanding Series A Perpetual Preferred Stock are entitled to a dividend preference over holders of Common Stock and Class A Common Stock. Additionally, the outstanding Series A Perpetual Preferred Stock carries a liquidation preference. The rights of holders of Common Stock and Class A Common Stock are further subject to, and may be adversely affected by, the preferential rights granted to any other class or series of our stock.

Other Rights

Neither holders of Common Stock nor Class A Common Stock have any preemptive rights or conversion rights or other subscription rights. Neither our shares of Common Stock nor Class A Common Stock are subject to any redemption or sinking fund provisions, nor are they convertible into any of our other securities. All issued and outstanding shares of Common Stock and Class A Common Stock are fully paid and non-assessable.

Pursuant to our Articles of Incorporation, if any person or group acquires beneficial ownership of 100% of the then issued and outstanding shares of Class A Common Stock (such acquisition making such person or group a “Significant Shareholder”), and such Significant Shareholder does not immediately after such acquisition beneficially own an equal percentage of the then issued and outstanding Common Stock, such Significant Shareholder must, within a 90-day period, commence a public tender offer to acquire from all other holders of Common Stock all of the issued and outstanding shares of Common Stock beneficially owned by them, and must acquire all shares validly tendered. The offer price for any shares of Common Stock required to be purchased by a Significant Shareholder under our Articles of Incorporation is the greater of (i) the highest price per share paid by the Significant Shareholder for any share of Class A Common Stock or Common Stock (whichever is higher) in the six month period prior to becoming a Significant Shareholder and (ii) the highest closing price of a share of Class A Common Stock or Common Stock (whichever is higher) on the New York Stock Exchange (or such other quotation system or securities exchange constituting the principal trading market for either class of common stock) during the 30 calendar days prior to becoming a Significant Shareholder.

If a Significant Shareholder fails to make an offer as required to purchase shares validly tendered and not withdrawn, such Significant Shareholder shall not be entitled to vote any shares of Class A Common Stock beneficially owned and acquired by such Significant Shareholder after the date that exceeded such Significant Shareholder’s comparable percentage of Common Stock unless and until the requirements above are complied with or unless and until all shares of Class A Common Stock which would require an offer to be made, are no longer owned by such Significant Shareholder.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our Common Stock and Class A Common Stock.

Preferred Stock

Our Board is authorized, without shareholder approval, to establish out of our authorized 20,000,000 shares of preferred stock, one to more series of preferred stock, having such relative rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series of the designation of such series, as our Board shall determine without further vote or action by the shareholders.

Pursuant to such authority, our Board has previously designated 1,500,000 shares of preferred stock as Series A Perpetual Preferred Stock. As of December 31, 2019, there were 650,000 shares of Series A Perpetual Preferred Stock outstanding and the remaining balance of designated shares are available for future issuance as shares of one or more series preferred stock.

Series A Perpetual Preferred Stock

The Series A Perpetual Preferred Stock accrues dividends at 8% per annum payable in cash or 8.5% per annum payable in the form of additional Series A Perpetual Preferred Stock, at the election of the Company. The holders of Series A Perpetual Preferred Stock are not entitled to vote on any matter submitted to the stockholders of the Company for a vote, except as required by Georgia law. Upon a liquidation of the Company, holders of the Series A Perpetual Preferred Stock are entitled to receive a liquidation preference equal to $1,000 per share plus all accrued and unpaid dividends.

The Series A Perpetual Preferred Stock does not have preemptive rights as to any of our other securities, or any warrants, rights, or options to acquire any of our securities.

In the event that the Company voluntarily or involuntarily liquidates, dissolves or winds up its affairs, holders of Series A Perpetual Preferred Stock will be entitled to receive for each share of Series A Perpetual Preferred Stock, out of the Company’s assets or proceeds thereof available for distribution to shareholders, subject to the rights of any creditors, payment in full in an amount equal to the liquidation value and the per-share amount of any unpaid dividends for the current quarterly dividend period. Holders of Series A Perpetual Preferred Stock would be entitled to receive this amount before any distribution of assets or proceeds to holders of our common stock and any other stock whose rights are junior to the Series A Perpetual Preferred Stock. If in any distribution described above, our assets are not sufficient to pay in full the amounts payable with respect to the outstanding shares of Series A Perpetual Preferred Stock or any stock whose rights are equal to the Series A Perpetual Preferred Stock, holders of the Series A Perpetual Preferred Stock would share ratably in any such distribution in proportion to the full respective distributions to which they are entitled. Shareholders are not subject to further assessments on their shares of the New Preferred Stock.

New York Stock Exchange Listing

Our Common Stock is listed on the New York Stock Exchange under the symbol “GTN.” Our Class A Common stock is listed on the New York Stock Exchange under the symbol “GTN.A.”

Certain Anti-Takeover Provisions That Could Have The Effect of Delaying, Deferring or Preventing a Change in Control

Certain provisions in our Articles of Incorporation and Bylaws and Georgia law may encourage persons considering unsolicited tender offers or other unilateral takeover provisions to negotiate with our Board rather than pursue non-negotiated takeover attempts. These provisions could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which shareholders might otherwise receive a premium for their shares over the then current prices) and may limit the ability of shareholders to remove current management or approve transactions that shareholders may deem to be in their best interests and, therefore, could adversely affect the value of our securities.

Board of Directors

Our Bylaws provide that the number of directors shall be between 3 and 15, and shall be fixed by our Board from time to time. Under our Bylaws, shareholders have the power by majority vote at any meeting to remove a director. Our Bylaws also provide that any vacancy occurring on our Board may be filled by an affirmative vote of a majority of the remaining directors though less than a quorum of our Board, and that any vacancy on the board by reason of an increase in the size of our Board shall be filled by an affirmative vote of a majority of our Board. These provisions may deter a shareholder from seeking to remove incumbent directors and simultaneously attempting to gain control of our Board by filling the vacancies created by this removal with its own nominees.

Shareholder Action Without a Meeting

Under the Georgia Business Corporation Code, unless a company’s articles of incorporation specify otherwise, any action that could be taken by shareholders at a meeting may be taken, instead, without a meeting if a consent in writing is signed by all the holders of outstanding shares entitled to vote on the action or, if so provided in the articles of incorporation, by the holders of outstanding shares entitled to vote on the action having voting power to cast not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote were present and voted. As our Articles of Incorporation do not expressly provide for shareholder action by less than unanimous written consent, our shareholders may not act upon a matter except at a duly called meeting or by unanimous written consent, thereby limiting the ability of our shareholders to take actions which may be opposed by our Board.

Advance Notice of Requirement for Shareholder Proposals and Director Nominees

Shareholders seeking to have a proposal included in a Company proxy statement for an annual meeting of shareholders, or otherwise considered at such meeting, including a proposal for the election of a director nominee, must comply with certain advance notice requirements under the rules and regulations of the SEC. These requirements are generally contained in our proxy statement for our most recent annual meeting of shareholders, and relate to the timing by which we must be notified of such proposal. These limitations may have the effect of precluding shareholder business at an annual meeting if the proper procedures are not followed and may discourage or deter a third party from otherwise attempting to recommend individuals to our Board or obtain control of us.

Preferred Stock

As discussed above, our Articles of Incorporation authorize the issuance of preferred stock in one or more series. Undesignated preferred stock may enable our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer or other takeover attempt, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock. In some instances the preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that our Board opposes.

Amendments to the Articles of Incorporation and Bylaws

Under Georgia law, our Board may amend or repeal any provision of our Articles of Incorporation, except any provision declared to be amendable only by the shareholders. Our Bylaws expressly authorize the alteration, amendment, repeal or adoption of new bylaws by a majority vote of the shareholders at any regular or special shareholder meeting. Our Board is also authorized to amend or repeal any provision of our Bylaws under Georgia law.

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